  EXHIBIT 99.1

Intellipharmaceutics Announces US$ 1.8 Million Registered Direct Offering

TORONTO, March 19, 2018 -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled- and targeted-release oral solid dosage drugs, today announced that it entered into securities purchase agreements with certain institutional investors providing for the purchase and sale of 3,000,000 common shares at a purchase price of US$0.60 per share in a registered direct offering, resulting in total gross proceeds of approximately US$1.8 million. The Company also agreed to issue to the investors unregistered warrants to purchase an aggregate of 1,500,000 common shares at an exercise price of US$0.60 per share. The warrants will be exercisable six months following the closing date and will expire 30 months after the date they become exercisable. The offering is expected to close on or about March 21, 2018, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as exclusive placement agent for the offering.

This offering is in addition to the offering for gross proceeds of approximately US$3.5 million which was previously announced by Intellipharmaceutics and closed on March 16, 2018. Intellipharmaceutics currently intends to use the net proceeds of this offering for general corporate purposes, which may include working capital, capital expenditures, research and development, accounts payable and other commercial expenditures.

The common shares (but not the warrants or the common shares underlying the warrants) are being offered by the Company through a prospectus supplement pursuant to the Company's shelf registration statement on Form F-3 as previously filed and declared effective by the Securities and Exchange Commission ("SEC") and the base prospectus contained therein (Registration Statement No. 333-218297). The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act"), and Regulation D promulgated thereunder and, along with the common shares underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and underlying common shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

The common share offering is being made only by means of a prospectus and related prospectus supplement. A prospectus supplement and accompanying base prospectus relating to the common share offering will be filed with the SEC. Copies of the final prospectus supplement and accompanying base prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC, at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone 646-975-6996 or e-mail placements@hcwco.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled- and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received U.S. Food and Drug Administration (“FDA”) approval) in various stages of development. The Company has Abbreviated New Drug Application (“ANDA”) and New Drug Application (“NDA”) 505(b)(2) drug product candidates in its development pipeline. These include its oxycodone hydrochloride extended release tablets (“Oxycodone ER”) abuse deterrent oxycodone formulation based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding the completion of the registered direct offering and concurrent private placement, the expected gross proceeds, the expected use of proceeds and the expected closing of the offering and private placement, our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", "would", “projected”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from this or any offering of our securities,  the potential dilutive effects of  this or any future financing, potential liability from and costs of defending pending or future litigation, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, including risks or uncertainties related to our ability to implement and execute a plan to regain compliance with the Nasdaq Stock Market LLC continued listing standards, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing or distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, and our generic Seroquel XR® (quetiapine fumarate extended-release) tablets which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recently-enacted changes in U.S. federal income tax laws, including, but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers' facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays, or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets product candidate in particular, if a patent infringement suit is filed against us, with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA's final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

Company Contact: Intellipharmaceutics International Inc. Andrew Patient Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646-863-6519 ksmith@pcgadvisors.com